CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)

Common Stock, $0.01 par value per share	85,890,277	$27.44	$2,356,829,201	$131,511.07

_______

(1)	Reflects the issuance of 4,008,746 additional shares of common stock pursuant to an over-allotment option.
(2)	Calculated in accordance with Rule 456(b) and Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-156423

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 23, 2008)

80,174,928 Shares

COMMON STOCK

We, Morgan Stanley, are offering 80,174,928 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “MS”. The last reported sale price of our common stock on June 1, 2009 was $29.89 per share.

Investing in our common stock involves risks. See “Risk Factors” in Part I, Item IA of our Annual Report on Form 10-K for the fiscal year ended November 30, 2008, which is incorporated by reference herein.

PRICE $27.44 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per share	$27.44	$0.14	$27.30
Total	$2,200,000,024	$11,224,490	$2,188,775,534

The underwriter also has exercised in full the right granted to it by us to purchase up to an additional 4,008,746 shares of common stock to cover over-allotments. Mitsubishi UFJ Financial Group, Inc. (“MUFG”) has agreed to purchase an additional 1,143,070 shares at the price to public to maintain its pro rata share in our share capital following the exercise by the underwriter of the over-allotment option. This is in addition to the 16,034,985 shares MUFG has already agreed to purchase in the offering, resulting in a total agreement to purchase 17,178,055 shares. Similarly, China Investment Corporation (“CIC”) has agreed to purchase an additional 563,533 shares at the price to public to maintain its pro rata share in our share capital following the exercise by the underwriter of its over-allotment option. This is in addition to the 44,727,043 shares CIC has already agreed to purchase in the offering, resulting in a total agreement to purchase 45,290,576 shares. Giving effect to the exercise in full of the over-allotment option and the related purchases of an aggregate of 1,706,603 shares by MUFG and CIC, the total price to the public would be $2,356,829,201, the total underwriting discounts and commissions would be $12,024,639 and the total proceeds to us would be $2,344,804,562.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our common stock is not an obligation of any of our bank or nonbank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares of common stock to purchasers (other than MUFG) on June 5, 2009 and to MUFG on or around June 10, 2009.

MORGAN STANLEY

June 2, 2009

Prospectus Supplement

Prospectus

(i)

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes the specific terms of this offering of our common stock. The section “Description of Capital Stock” in the accompanying prospectus, dated December 23, 2008 (the “accompanying prospectus”), gives more general information about our common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as described under “Where You Can Find More Information” in the accompanying prospectus carefully, especially the risks discussed in “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 30, 2008.

THE OFFERING

Common stock, par value $.01 per share, offered by us	80,174,928 shares
Common stock outstanding as of May 31, 2009	1,271,509,755 shares

Total	1,351,684,683 shares

Voting rights	One vote per share
Offering price	$27.44 per share

Unless we specifically state otherwise, the information in this prospectus supplement:

•	does not include the up to 4,008,746 shares issuable under the option to purchase additional shares granted to the underwriter, which the underwriter has exercised in full; and

•

does not include 1,143,070 and 563,533 additional shares of common stock purchased at the price to public by MUFG and CIC, respectively, to maintain their respective pro rata shares in our share capital following the exercise by the underwriter of its over-allotment option.

USE OF PROCEEDS

The offering of shares of common stock will strengthen our capital resources by increasing our Tier 1 common equity. We intend to use the proceeds of this offering, plus additional resources, to redeem all of the Fixed Rate Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share, liquidation preference $1,000 per share (the “Preferred Stock”), that we issued to the U.S. Department of the Treasury in October 2008 for a purchase price of $10 billion in connection with the U.S. Department of the Treasury’s TARP Capital Purchase Program. While approval for repayment has not been granted, we believe that upon completion of this capital raise we will have satisfied the criteria for fully redeeming the Preferred Stock and expect to redeem it before the end of June 2009.

UNDERWRITER

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, as amended by an amendment to the underwriting agreement dated as of the date of this prospectus supplement, Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase, and Morgan Stanley has agreed to sell to it, 80,174,928 shares of common stock.

The underwriter is offering the shares of common stock subject to its acceptance of the shares from Morgan Stanley and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.

The underwriter initially proposes to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.08 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

The underwriter has exercised in full the right granted to it by Morgan Stanley to purchase up to an additional 4,008,746 shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriter was allowed to exercise this option solely for the purpose of covering over-allotments made in connection with this offering.

MUFG has elected to participate in the offering and originally agreed to purchase an aggregate of 16,034,985 shares at the offering price listed above. Following the exercise of the over-allotment option by the underwriter, MUFG agreed to purchase an additional 1,143,070 shares at the price to public to maintain its pro rata share in our share capital, resulting in a total agreement to purchase 17,178,055 shares. The closing of the MUFG purchase will occur on or around June 10, 2009 upon the effectiveness of the registration of the offering with the Financial Services Agency of Japan. CIC has elected to participate in the offering and originally agreed to purchase an aggregate of 44,727,043 shares at the offering price listed above. Following the exercise of the over-allotment option by the underwriter, CIC agreed to purchase an additional 563,533 shares at the price to public to maintain its pro rata share in our share capital, resulting in a total agreement to purchase 45,290,576 shares.

Giving effect to the exercise in full of the over-allotment option and the related purchases of an aggregate of 1,706,603 shares by MUFG and CIC, the total price to the public would be $2,356,829,201, the total underwriting discounts and commissions would be $12,024,639 and the total proceeds to Morgan Stanley would be $2,344,804,562.

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriter may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriter may also reclaim selling concessions allowed to a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions, in stabilization transactions or otherwise. These transactions may be effected on the New York Stock Exchange (“NYSE”), in the over-the-counter market or otherwise. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

Because Morgan Stanley & Co. Incorporated is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) that is subject to the rules of the NYSE and because of its relationship to Morgan Stanley, it is generally not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of the common stock.

Morgan Stanley & Co. Incorporated is a wholly owned subsidiary of Morgan Stanley. This offering will be conducted in compliance with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm’s distributing the securities of an affiliate. The underwriter is not permitted to sell shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Morgan Stanley estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $1.25 million.

Morgan Stanley and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of common stock which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by Morgan Stanley or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus supplement has been prepared on the basis that all offers of shares of common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares of common stock. Accordingly any person making or intending to make any offer within the EEA of shares of common stock which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for Morgan Stanley or the underwriter to produce a prospectus for such offer. Neither Morgan Stanley nor the underwriter has authorized, nor do they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by the underwriter which constitute the final placement of shares of common stock contemplated in this prospectus supplement.

The underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to Morgan Stanley; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

VALIDITY OF THE SHARES

The validity of the shares will be passed upon for Morgan Stanley by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to the shares will be passed upon for the underwriter by Sidley Austin LLP, New York, New York. Sidley Austin LLP has in the past represented Morgan Stanley and continues to represent Morgan Stanley on a regular basis and on a variety of matters.